UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form N-SAR

     For Period Ended: June 30, 1999
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              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

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  Read instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the items to which the notification relates.


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PART I - REGISTRANT INFORMATION


Praegitzer Industries, Inc.
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Full Name of Registrant


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Former Name if Applicable


19801 SW 72nd Avenue
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Address of Principal Executive Officer (Street and Number)


Tualatin, Oregon 97062
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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SEC 1344 (8-89)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The registrant was unable to finalize the characterization of certain of its indebtedness and other liabilities because it has not completed negotiations with all of its creditors with respect to past and current covenant defaults. The registrant believes these negotiations will be completed in time to allow it to file its Annual Report on Form 10-K on or before October 13, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Scott Gilbert                     (503)               454-6000
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     (Name)                            (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                      [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results from operations in fiscal 1999 will include a charge of approximately $33 million for the costs associated with a restructuring plan announced in the second half of the fiscal year and summarized below.

     The restructuring plan consisted of consolidating the Company's West Coast quick-turn facilities into the Company's Fremont, California facility, the closure of its Huntsville, Alabama facility, the reduction of 114 overhead positions primarily in its selling, general and administrative areas, and the adjustment of the Malaysian facility's net assets to net realizable value in conjunction with the Company's intent to divest its controlling

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interest in its Malaysian facility. The total charges associated with the consolidation of the quick-turn facilities were approximately $11.0 million, the total charges associated with Huntsville were approximately $16.7 million and the total charges associated with Malaysia were approximately $5.0 million.

     The Company expects to report a net loss of approximately $25.5 million for fiscal 1999 compared to net income of $5.1 million for fiscal 1998. Excluding the restructuring charges, income from operations is expected to be approximately $375,000 for fiscal 1999 compared to income from operations of $10.8 million in fiscal 1998.


                           Praegitzer Industries, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 28, 1999                By SCOTT D. GILBERT
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                                          Scott D. Gilbert
                                          Vice President, Finance and Treasurer